Exhibit 99.1

 YM BIOSCIENCES REPORTS FIRST QUARTER OPERATIONAL AND FINANCIAL RESULTS

MISSISSAUGA, Canada - November 15th, 2004 - YM BioSciences Inc. (TSX:YM, AMEX:YMI, AIM:YMBA), the cancer drug development company with an advanced-stage portfolio, today reported operational and financial results for the first quarter of its 2005 fiscal year, ended September 30, 2004.

First Quarter Highlights:
•	Received out-licensing revenue of $360,000 from subsidiary of CancerVax Corporation (NASDAQ:CNVX) of San Diego.
•	TheraCIM hR3 awarded Orphan Drug Designation in Europe for glioma (brain cancer).
•	Raised more than $20 million in equity.
•	Listed on the American Stock Exchange (AMEX).

"With multiple late-stage clinical programs underway, additional key trials expected to be initiated, and results for TheraCIM hR3 anticipated during 2005, it will be an active year ahead," said David Allan, Chairman and CEO of YM BioSciences. "A key focus for 2005 will be to enhance the market potential of tesmilifene by undertaking to confirm its efficacy with taxanes in metastatic breast cancer as well as to prioritize development in other indications beyond breast and prostate cancer."

Anticipated Milestones going forward by calendar quarter:
•	Ending December 31, 2004
	-	TheraCIM: data from nasopharyngeal Phase II trial by licensor
	-	TheraCIM: start of metastatic pancreatic trial - Germany
	-	200 of 700 patients (86 centers) targeted enrolment for tesmilifene international trial
•	Ending March 31, 2005
	-	tesmilifene: regulatory submission for Taxotere study in metastatic breast
	-	TheraCIM: start of staged pivotal trial in adult glioma - Germany
	-	TheraCIM: initiate pharmacodynamic study
	-	Norelin™: data from Phase II extension trial
•	Targets for balance of calendar 2005
	-	Expand product pipeline
	-	Complete recruitment Phase III metastatic breast in Q3
	-	Complete recruitment Phase III glioma - Germany
	-	Complete recruitment Phase II Taxotere in metastatic breast

YM’s lead drug, tesmilifene, continues enrolment in a registration trial as planned. As at Nov. 8th, 2004, there are 62 active clinical sites open out of a targeted 86 sites across 16 countries. The remaining 24 sites are expected to become active by the end of 2004 and approximately 200 patients are targeted to be enrolled by that date. The enrolment target is one patient/site/month and YM management continues to anticipate completion of enrolment in the third quarter of 2005. If enrolment targets are met and survival results are similar to those for the initial tesmilifene phase III trial then YM may be in position to submit the drug for FDA approval in late 2006 or early 2007.

Financial Results
During the first quarter, the Company recorded first time out-licensing revenues of $361,378 for two pre-clinical products acquired by Taracanta, a subsidiary of CancerVax Corporation.

Total expenditures for the three months ended September 30, 2004 were $2,581,736 compared to $831,433 for the three months ended September 30, 2003. Licensing and Product Development expenses were $1,323,704 for the three months ended September 30, 2004 compared to $324,586 for the same quarter last year. This includes $635,000 for the tesmilifene Phase III clinical trial in metastatic and recurrent breast cancer that commenced in March 2004. General and administrative expenses for the three months ended September 30, 2004 totaled $1,258,032 compared to $506,847 for the same period last year. The major increases were principally due to increased investor relations expense and the cost of obtaining a listing on the AMEX.

The net loss for the quarter ended September 30, 2004 was $2,268,699 compared to $779,826 for the same period last year.

On September 30, 2004 the Company raised $20,795,002 (net $18,611,860) through a bought deal public offering. As at September 30, 2004 the Company had cash and short-term deposits totaling $37,349,984 and current liabilities of $1,150,153. The Company anticipates that it has sufficient cash to support its current development program to beyond the end of fiscal 2006.

About YM BioSciences
YM BioSciences Inc. is a cancer drug development company. Its lead drug, tesmilifene, is a small molecule chemopotentiator (for taxanes and anthracyclines) currently undergoing a pivotal Phase III trial in metastatic breast cancer. Tesmilifene has completed a previous Phase III trial with positive results. In addition to tesmilifene, the company is developing an EGFr humanized monoclonal antibody that has completed Phase II trials and a GnRH anti-cancer vaccine that is in earlier stage clinical trials.

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Except for historical information, this press release may contain forward-looking statements, which reflect the Company’s current expectation regarding future events. These forward-looking statements involve risk and uncertainties, which may cause but are not limited to, changing market conditions, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process and other risks detailed from time to time in the Company’s ongoing quarterly and annual reporting.

Enquiries:
James Smith, the Equicom Group Inc.	YM BioSciences Inc.
Tel. +1-416-815-0700 x 229	Tel. +1-905-629-9761
Fax +1-416-815-0080	Fax +1-905-629-4959
Email: jsmith@equicomgroup.com	Email: ir@ymbiosciences.com

Summary financial statements attached:

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Consolidated Balance Sheet
(Expressed in Canadian dollars)

September 30, 2004, with comparative figures for June 30, 2004
(Unaudited)

	September 30,	June 30,
	2004	2004

		Restated -
Assets
Current assets:
Cash and cash equivalents	$37,349,984	$5,493,907
Short-term deposits	-	14,893,951
Marketable securities	19,715	19,715
Accounts receivable and prepaid expenses	409,135	463,838

	37,778,834	20,871,411
Capital assets	10,597	11,381

	$37,789,431	$20,882,792

Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable	$861,475	$993,272
Accrued liabilities	288,678	170,439

	1,150,153	1,163,711
Shareholders' equity:
Share capital	77,280,157	59,841,914
Share and unit purchase warrants	5,208,720	3,627,239
Contributed surplus	738,367	569,195
Deficit accumulated during the development stage	(46,587,966)	(44,319,267)

	36,639,278	19,719,081
Commitments
Subsequent event

	$37,789,431	$20,882,792

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Consolidated Statement of Operations
(Expressed in Canadian dollars)
(Unaudited)

			From inception
			on August 17,
	Three months ended		1994 to
	September 30,		September 30,
	2004	2003	2004

		Restated -	Restated -
Out-licencing revenue	$361,378	$-	$361,378
Interest income	107,096	51,607	2,895,514

	468,474	51,607	3,256,892
Expenses:
General and administrative	1,258,032	563,093	16,091,403
Licensing and product development	1,323,704	324,586	32,200,091

	2,581,736	887,679	48,291,494

Loss before the undernoted	(2,113,262)	(836,072)	(45,034,602)
Gain on sale of marketable securities	-	-	638,332
Unrealized loss on foreign exchange	(155,437)	-	(155,437)
Unrealized loss on marketable securities	-	-	(1,812,158)

Loss before income taxes	(2,268,699)	(836,072)	(46,363,865)
Income taxes	-	-	7,300

Loss for the period	$(2,268,699)	$(836,072)	$(46,371,165)

Basic and diluted loss per common share	$(0.08)	$(0.05)

Weighted average number of common shares outstanding	28,689,212	17,441,894

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Consolidated Statement of Deficit Accumulated During the Development Stage
(Expressed in Canadian dollars)
(Unaudited)

			From inception
			on August 17,
	Three months ended		1994 to
	September 30,		September 30,
	2004	2003	2004

		Restated -	Restated -
Deficit, beginning of period:
As previously reported	$(43,779,888)	$(36,411,810)	$-
Adjustment to reflect change in accounting for employee stock options	(539,379)	(58,855)	-

As restated	(44,319,267)	(36,470,665)	-
Cost of purchasing shares for cancellation in excess of book value	-	(156,704)	(216,801)
Loss for the period	(2,268,699)	(836,072)	(46,371,165)

Deficit, end of period	$(46,587,966)	$(37,463,441)	$(46,587,966)

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Consolidated Statement of Cash Flows
(Expressed in Canadian dollars)
(Unaudited)

			From inception
			on August 17,
	Three months ended		1994 to
	September 30,		September 30,
	2004	2003	2004

		Restated -	Restated -
Cash provided by (used in):
Operating activities:
Loss for the period	$(2,268,699)	$(836,072)	$(46,371,165)
Items not involving cash:
Depreciation	784	14,910	259,731
Gain on sale of marketable securities	-	-	(638,332)
Unrealized loss on marketable securities	-	-	1,812,158
Stock-based compensation	169,172	56,246	738,367
Change in non-cash operating working capital:
Accounts receivable and prepaid expenses	54,703	3,735	(409,135)
Accounts payable and accrued liabilities	(13,558)	(30,066)	1,150,153

	(2,057,598)	(791,247)	43,458,223
Financing activities:
Net proceeds from issuance of shares and warrants	18,972,307	-	80,964,645
Exercise of options	47,417	-	1,591,792
Redemption of preferred shares	-	-	(2,630,372)
Purchase of shares for cancellation	-	(5,120)	(249,769)

	19,019,724	(5,120)	79,676,296
Investing activities:
Short-term deposits	14,893,951	-	-
Proceeds on sale of marketable securities	-	-	1,402,239
Additions to capital assets	-	(2,159)	(270,328)

	14,893,951	(2,159)	1,131,911

Increase (decrease) in cash and cash equivalents	31,856,077	(798,526)	37,349,984
Cash and cash equivalents, beginning of period	5,493,907	7,700,333	-

Cash and cash equivalents, end of period	$37,349,984	$6,901,807	$37,349,984